Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

On September 2, 2021, Star Peak Corp II posted the following to its website:

STAR PEAK


HOW TO VOTE
NYSE: STPC
$9.93
-0.02 (-0.20%)
20 minutes min delay | Sep 1, 2021 | 3:59 PM

YOUR VOTE MATTERS

Every vote is important. Regardless of the number of shares you hold, we encourage you to make your voice heard and vote today in favor of our business combination with Benson Hill!

If you owned Star Peak (NYSE: STPC) stock as of the close of business of the Record Date of August 9, 2021, you are entitled to vote and are encouraged to vote as soon as possible before 11:59 p.m. ET on September 27, 2021.

MORROW SODALI

Have questions or need help voting your shares? Read on for more information, or call or email Morrow Sodali, Star Peak's proxy solicitor, at (203) 658-9400 or STPC@investor.morrowsodali.com.

WAYS TO VOTE

1. Vote Online: *(Recommended.)* Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed or emailed to you. To vote online, you will need your voting control number, which you can find on your Voting Instruction Form.

2. Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed or emailed to you. To vote via automated telephone service, you will need your voting control number, which you can find on your Voting Instruction Form.

3. Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed or emailed to you. To send your vote via mail, you will need your voting control number, which you can find on your Voting Instruction Form.

To ensure your mailed in vote is handled properly, be sure to:

- Mark, sign and date your Voting Instruction Form.
- Fold and return your Voting Instruction Form in the postage-paid envelope provided.
- Postmark your Voting Instruction Form with enough time for it to arrive before the September 27, 2021 at 11:59 p.m. ET voting deadline.

CONTROL NUMBERS

Your control number is found on your Voting Instruction Form. If you did not receive or misplaced your Voting Instruction Form, contact your bank, broker or other nominee for a form replacement or to obtain your control number. You will need this in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

HOW TO VOTE - FREQUENTLY ASKED QUESTIONS (FAQS)

HOW DO I VOTE MY SHARES?

If your shares were held in "street name" (meaning you purchased through a broker, bank or other nominee) as of the close of business of our Record Date of August 9, 2021, contact your broker, bank or other nominee immediately to obtain your control number and instructions to vote online, by telephone or by mail.

CAN I STILL VOTE IF I NO LONGER OWN MY SHARES?

Yes, if you owned STPC shares as of the close of business of our Record Date of August 9, 2021, you can still vote your shares even if you no longer own them.

WHERE CAN I FIND MY CONTROL NUMBER?

Your voting control number is the number provided on your Voting Instruction Form in the large bold text that was mailed or emailed to you with your proxy materials. If your shares are held by a bank, broker or other nominee and you cannot locate your control number, you will need to contact them to locate it.

WHEN DO I NEED TO VOTE BY?

We encourage you to vote as soon as possible, before 11:59 p.m. ET on September 27, 2021. If you vote by mail, we suggest you postmark your signed Voting Instruction Form to account for shipping time.

HOW DO I ATTEND THE SPECIAL MEETING ON SEPTEMBER 28?

The Special Meeting will be held on September 28, 2021 at 11 a.m. ET, via live webcast at https://www.cstproxy.com/starpeakcorpii/2021.

HOW LONG WILL IT TAKE TO VOTE?

Voting is simple and designed to take just a few minutes, depending on how you vote. We recommend voting online for the quickest experience.

WHAT IF I WANT TO VOTE BY MAIL OR PHONE?

You can vote in one of three ways: online, by telephone or by mail. If you need assistance voting your shares, please call Morrow Sodali LLC, Star Peak's proxy solicitor, toll-free at (203) 658-9400 or email at STPC@investor.morrowsodali.com.

WHO SHOULD I CONTACT WITH QUESTIONS?

If you need assistance voting your shares, please call Morrow Sodali LLC, Star Peak's proxy solicitor toll-free at (203) 658-9400 or email at STPC@investor.morrowsodali.com.

WHERE CAN I GO FOR HELP LOGGING IN TO EXERCISE MY VOTE?

Contact your brokerage firm. A list of the top brokerage firm is below to get you started.

- Ally
- BNY Mellon
- Charles Schwab
- CITIBANK
- E*Trade
- Interactive Brokers
- Fidelity
- Firsttrade
- J.P. Morgan Securities LLC
- Merrill
- Morgan Stanley
- National Financial Services LLC
- Pershing LLC
- Robinhood
- TD Ameritrade
- TradeStation
- Vanguard Brokerage Services
- Webull
- Wells Fargo Clearing Services

Additional Information

This communication is being made in respect of a proposed merger transaction (the "proposed transactions") involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission ("SEC") and a definitive proxy statement / prospectus to be distributed to Star Peak stockholders in connection with Star Peak's solicitation for proxies for the vote by Star Peak's stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak is mailing a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus in connection with Star Peak's solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus, without charge at the SEC's website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Ave., 13th Floor Evanston, IL 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak's stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak's filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak's or Benson Hill's future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding the special meeting relating the proposed business combination. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill's estimates of its financial performance; 12) the impact of the COVID-19

pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Star Peak's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the definitive proxy statement / prospectus dated September 2, 2021 relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

1603 Orrington Ave., 13 Floor Evanston, IL 60201

info@starpeakcorp.com (847) 905-4500